                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ) *


                           SISTERSVILLE BANCORP, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                   829793-10-8
                                 (CUSIP Number)

                             John Wilson Spence III
                                 General Partner
                              Spence Limited, L.P.
                               4712 Clendenin Road
                           Nashville, Tennessee 37220
                                 (615) 321-3774
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 24, 2000
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1e, 13d-1(f) or 13d-1(g), check the following box [X]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 13 Pages)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 829793-10-8

1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Spence Limited, L.P.

2        Check The Appropriate Box If a Member of a Group        (a) [ ]
                                                                 (b) [ ]

3        SEC Use Only

4        Source of Funds:  WC

5        Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                             [ ]

6        Citizenship or Place of Organization
                  Tennessee

                           7                Sole Voting Power
                                                     0 shares
Number of
Shares                     8                Shared Voting Power
Beneficially                                         41,352 shares
Owned By
Each Reporting             9                Sole Dispositive Power
Person With                                          0 shares

                           10               Shared Dispositive Power
                                                     41,352 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  41,352 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                              [ ]

13       Percent of Class Represented By Amount in Row (11)
                  7.7%

14       Type of Reporting Person
                  PN


                               Page 2 of 13 Pages

CUSIP No. 829793-10-8

1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  John W. Spence III

2        Check The Appropriate Box If a Member of a Group     (a)  [ ]
                                                              (b)  [ ]

3        SEC Use Only

4        Source of Funds: Not applicable

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                            [ ]

6        Citizenship or Place of Organization
                  U.S.A.

                           7                Sole Voting Power
                                                     0 shares
Number of
Shares                     8                Shared Voting Power
Beneficially                                         41,352 shares
Owned By
Each Reporting             9                Sole Dispositive Power
Person With                                          0 shares

                           10               Shared Dispositive Power
                                                     41,352 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  41,352 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                            [ ]

13       Percent of Class Represented By Amount in Row (11)
                  7.7%

14       Type of Reporting Person
                  IN


                               Page 3 of 13 Pages

CUSIP No. 829793-10-8

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock of Sistersville Bancorp, Inc. The address of the principal executive offices of Sistersville Bancorp, Inc. is 726 Wells Street, Sistersville, West Virginia 26175.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c) Name, Address and Occupation. This statement is filed by Spence Limited, L.P. and its sole general partner, Mr. John Wilson Spence III. This
Schedule 13D amends the Schedule 13G filed by the reporting persons on March 3, 2000.

         Spence Limited, L.P. is a Tennessee limited partnership formed for the purpose of investing in the equity securities of various financial services providers, among other things. The filing persons have entered into a joint filing agreement dated April 3, 2000, a copy of which is filed with this
Schedule 13D as Exhibit 1, pursuant to which the filing persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. Mr. Spence serves as the sole general partner of Spence Limited, L.P. The principal employment of Mr. Spence is investment management.

         The address of Spence Limited, L.P. and Mr. John Wilson Spence III is 4712 Clendenin Road, Nashville, Tennessee 37220.

         (d) Legal Proceedings. During the past five years, neither Spence Limited, L.P. nor Mr. John Wilson Spence III has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Judgments and Final Orders. During the past five years, neither Spence Limited, L.P. nor Mr. John Wilson Spence III has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Citizenship. Spence Limited, L.P. is a limited partnership organized under Tennessee law. Mr. John Wilson Spence III is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The amount of funds expended to date by Spence Limited, L.P. to acquire the 41,352 shares of Sistersville Bancorp, Inc. common stock it holds in its name was $402,965.40. The funds were provided by Spence Limited, L.P.'s working capital.

ITEM 4.  PURPOSE OF TRANSACTION

         Spence Limited, L.P.'s acquisition of common stock of Sistersville Bancorp, Inc.'s common stock began in June 1997, when Sistersville Bancorp, Inc. became the owner of all of the capital stock of First Federal Savings and Loan Association of Sistersville (now known as "First Federal Savings Bank") in its conversion from the mutual to stock form of ownership. The shares of Sistersville Bancorp, Inc. common stock acquired by Spence Limited, L.P. were acquired originally for the purpose of passive investment and to profit from appreciation in the market price of the stock.

         On March 24, 2000 Spence Limited, L.P. wrote to Sistersville Bancorp, Inc.'s President about Spence Limited, L.P.'s investment in Sistersville Bancorp, Inc.'s common stock, expressing disappointment in the stock's price performance and inquiring whether management would be interested in exploring a potential acquisition. A copy of that letter is attached hereto as Exhibit 2. Spence Limited, L.P.'s March 24, 2000 letter includes a nonbinding expression of interest in a merger transaction whereby stockholders of Sistersville Bancorp, Inc. would receive cash merger consideration in the range of approximately $13 per share.

         On March 30, 2000 Spence Limited, L.P. again wrote to the President of Sistersville Bancorp, Inc. A copy of the March 30, 2000 letter is attached hereto as Exhibit 3. The March 30, 2000 letter requests a copy of Sistersville Bancorp, Inc.'s stockholder list, which when obtained by Spence Limited, L.P. may be used by it to communicate with other stockholders about their mutual interests in enhancing stockholder values.

         Spence Limited, L.P., by its general partner, seeks to engage management in discussions about maximizing short-term and long-term value for stockholders. Neither Spence Limited, L.P. nor its general partner, Mr. John Wilson Spence III, had been contacted by Sistersville Bancorp, Inc.'s management or directors by April 3 , 2000 concerning the substance


                               Page 4 of 13 Pages

CUSIP No. 829793-10-8

of the March letters, and Spence Limited , L.P. had not received the stockholder list by that date. Spence Limited, L.P. intends to renew its request for a stockholder list on or about April 10, 2000. A copy of that further request for a stockholder list is included herewith as Exhibit 4.

         Spence Limited, L.P. may seek to profit from appreciation in the market price of the stock through the active assertion of stockholder rights. Spence Limited, L.P. might assert stockholder rights with the intent to influence the policies of Sistersville Bancorp, Inc., possibly including

         - proposal of one or more nominees for election to Sistersville Bancorp, Inc.'s board of directors at the 2000 annual stockholders' meeting,
         - submission of one or more proposals for stockholders' consideration at that meeting,
         - proposing that the voting rights limitations of Article XIII of Sistersville Bancorp, Inc.'s Certificate of Incorporation, the supermajority voting provisions of Article XIV and the "fair price" provisions of Article XV be repealed, and
         -   other measures intended to yield enhanced value for stockholders.

         Sistersville Bancorp is a savings and loan holding company and is subject to regulation by the Office of Thrift Supervision ("OTS"). The above-stated actions are unrelated to the OTS regulations. Specifically, the reporting persons are aware that regulations promulgated by the OTS contain separate standards with regard to acquisition of "control". Those regulations require OTS approval for acquisition of control under certain conditions. Some of the provisions are based in part on numerical criteria. One of the provisions creates a rebuttable presumption of control where a person acquires more than 10 percent of the voting stock of a savings association and other conditions are met. Another provision creates a rebuttable presumption of control where a person acquires proxies to elect one-third or more of the savings association's board of directors and other conditions are met. If the reporting persons proceed with the course of action as outlined above, the reporting persons intend to address these OTS requirements at the appropriate time. The reporting persons have no present plans to cross these numerical thresholds.

         Spence Limited, L.P. might make additional purchases of Sistersville Bancorp, Inc. common stock. Spence Limited, L.P. also might dispose of any or all the shares of common stock held by it, although it currently does not intend to do so. Except as noted in this Schedule 13D, neither Spence Limited, L.P. nor Mr. John Wilson Spence III has any plans or proposals relating to, or that could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item (4) of Schedule 13D. Spence Limited, L.P. might at any time and from time to time review or reconsider its position and formulate plans or proposals with respect thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The percentages appearing in this Schedule 13D are based on 538,739 shares of Sistersville Bancorp, Inc. issued and outstanding as of December 31, 1999, as reported on Sistersville Bancorp, Inc.'s Form 10-QSB filed on February 11, 2000 with the Securities and Exchange Commission. All acquisitions of Sistersville Bancorp, Inc. common stock reported herein were made in open market transactions on the OTC Bulletin Board.

         Spence Limited, L.P. made the following purchases of Sistersville Bancorp, Inc. common stock:

DATE                            NUMBER OF        PRICE PER      TOTAL COST ($)
                                  SHARES         SHARE ($)
----------------------------  ---------------  ---------------  ----------------
June 27, 1997                         10,000   $        10.000  $   100,000.00
August 5, 1999                         7,500   $        11.375  $    85,315.90
February 28, 2000                     15,000   $         9.125  $   136,875.00
February 28, 2000                      3,452             9.125  $    31,499.50
March 9, 2000                          5,400   $         9.125  $    49,275.00
                              ---------------  ---------------  ----------------
                      TOTAL           41,352                    $   402,965.40
                              ===============                   ================

         Because he is the sole general partner of Spence Limited, L.P., Mr. Spence has the power to direct the affairs of Spence Limited, L.P., including the voting and disposition of shares held in the name of Spence Limited, L.P. Therefore, Mr. Spence is deemed to share voting and disposition power with Spence Limited, L.P. over common stock held by Spence Limited, L.P.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the Joint Filing Agreement filed as Exhibit 1 to this filing and except as may be otherwise disclosed herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of Sistersville Bancorp, Inc., including but not


                               Page 5 of 13 Pages

CUSIP No. 829793-10-8

limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies. As general partner of Spence Limited, L.P., Mr. John Wilson Spence III is entitled to an allocation of a portion of Spence Limited, L.P.'s profits and a management fee based upon a percentage of total partnership capital.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         No.    Description
         ---    -------------------------------
         1.     Joint Filing Agreement
         2.     March 24, 2000 letter from Spence Limited, L.P. to Sistersville
                Bancorp, Inc.
         3.     March 30, 2000 letter from Spence Limited, L.P. to Sistersville
                Bancorp, Inc. requesting
                stockholder list
         4.     April _____, 2000 further request by Spence Limited, L.P. to
                Sistersville Bancorp, Inc. for a stockholder list

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     April 3, 2000

                                           SPENCE LIMITED, L.P.

                                           By: /s/ John Wilson Spence III
                                               ---------------------------------
                                               General Partner



                                           JOHN WILSON SPENCE III

                                           /s/ John Wilson Spence III
                                           -------------------------------------


                               Page 6 of 13 Pages

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.


Date:     April 3, 2000

                                             SPENCE LIMITED, L.P.

                                             By: /s/ John Wilson Spence III
                                                 -------------------------------
                                                 General Partner



                                             JOHN WILSON SPENCE III

                                             /s/ John Wilson Spence III
                                             -----------------------------------



                               Page 7 of 13 Pages

                                                                       EXHIBIT 2

                              SPENCE LIMITED, L.P.
                               4712 Clendenin Road
                           Nashville, Tennessee 37220
                                 (615) 321-3774
                               (Fax (615) 321-9736



                                March 24th, 2000

Mr. Stanley Kiser, President
Sistersville Bancorp, Inc.
726 Wells Street
P.O. Box 187
Sistersville, WV 26175
304-652-3671

Dear Mr. Kiser:

         Spence Limited, L.P. has been a shareholder of Sistersville Bancorp since it came public. Despite the best efforts of management the stock is currently selling at less than its initial offering price nearly three years ago. The company has been unable to make a reasonable return-on-equity. This is not a criticism of management which we believe has attempted to do all it could to create shareholder value. However, according to our records this thrift has not made a return-on-equity of over 6.7% since 1992.

         Though we at this time have no desire to change current management, and no desire to sell the thrift to a larger institution it is our opinion that this institution should not be public. Consistent with Section B.3 of Article XIII of Sistersville Bancorp, Inc.'s Certificate of Incorporation, we are therefore writing to inquire whether management would be interested in exploring a potential acquisition. We expect that an acquisition could be structured as a merger transaction, with the merger consideration consisting of cash in the range of $13 per share. That price would represent a 44% premium over Sistersville Bancorp, Inc.'s current price. Please consider this a nonbinding expression of interest in exploring a potential acquisition. We would welcome the opportunity to discuss this matter in detail with you and your Board of Directors at your earliest convenience.




Sincerely,



/s/ John Wilson Spence III
John Wilson Spence III
General Partner


                               Page 8 of 13 Pages

                                                                       EXHIBIT 3


                              SPENCE LIMITED, L.P.
                               4712 Clendenin Road
                           Nashville, Tennessee 37220
                                 (615) 321-3774
                               (Fax (615) 321-9736



                                 March 30, 2000

Mr. Stanley Kiser, President
Sistersville Bancorp, Inc.
726 Wells Street
P.O. Box 187
Sistersville, WV 26175
304-652-3671

Dear Mr. Kiser:

         Spence Limited, L.P. is requesting a list of shareholders of Sistersville Bancorp, Inc. which it is entitled to under Delaware law. Please send this list to the above address. The purpose of this request is to be able to communicate with other shareholders on possibilities of enhancing shareholder value.





Sincerely,



/s/ John Wilson Spence III
John Wilson Spence III
General Partner



                               Page 9 of 13 Pages

                                                                       EXHIBIT 4


                              SPENCE LIMITED, L.P.

                               4712 Clendenin Road
                         Nashville, Tennessee 37220-1004

                                 (615) 321-3774

                    CERTIFIED MAIL, RETURN RECEIPT REQUESTED


                              April      , 2000
                                   -----

Mr. Stanley M. Kiser
President
Sistersville Bancorp, Inc.
726 Wells Street
Sistersville, West Virginia  26175

         RE:      Demand for Shareholder List

Dear Mr. Kiser:

         Spence Limited, L.P., a Tennessee limited partnership (the "Fund"), is the record owner of 17,500 shares of Sistersville Bancorp, Inc. (the "Company").

         The Fund respectfully requests, pursuant to DEL. CODE ANN. tit. 8,ss.220 (1999) and the common law of the State of Delaware, the right to inspect the Company's stock ledger and list of its stockholders as of March 17, 2000 (the "Record Date") and to make copies and extracts therefrom.

         Pursuant to DEL. CODE ANN. tit. 8,ss.220 (1999) and the common law of the State of Delaware, the Fund is entitled to, and demands, as a part of the foregoing demand for inspection, the following:

                  (A) A complete record or list of the Company's stockholders, certified by its transfer agent, showing the names and addresses of each stockholder and the number of shares of stock registered in the name of each such stockholder, as of the Record Date.

                  (B) All information in or which comes into the Company's possession or control, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or nominees of any central certificate depository system concerning the number and identity of the actual beneficial owners of the Company's stock, including an alphabetical breakdown of any holdings in the respective names of Cede & Co, Kray & Co., Philadep and DLJ, and other similar depositaries or nominees.

                  (C) All information in or which comes into the Company's possession or control or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees relating to the names of the non-objecting beneficial owners of the Company's stock ("NOBO's") in the format of a printout in descending order balance (such information with respect to brokers and dealers is readily available to the Company under Rule 14b-1 of the Securities Exchange Act of 1934, as amended, from Independent Election Corporation of America and ADP Proxy Services).

                  (D) A list of all stockholders arranged in descending order by number of shares, showing the name and address of each stockholder; a complete record or list of any participants in any employee stock purchase, ESOP plan, or other plan for the purchase of shares, showing the name and address of each participant and the number of shares credited to the participant's account.

                  (E) A true and correct copy of the Company's bylaws and certificate of incorporation, including any amendments thereto, in effect on the date hereof.

         The Fund will bear the reasonable costs incurred by the Company (including those of its transfer agent) in connection with the production of the above information. The above material should be produced within five business days of your receipt of this letter.


                              Page 10 of 13 Pages

Mr. Stanley M. Kiser
April _____ , 2000
Page 2


         The Fund hereby designates and authorizes Grady & Associates, their employees, and any other persons designated by them or by the undersigned, acting alone or in any combination, to conduct the inspection and copying herein requested. The power of attorney form is appended to this letter.

         The purpose of the requested examination is to ascertain the names and addresses of other shareholders in order to communicate with them concerning corporate affairs relating to our mutual interests as shareholders.

         Please advise Francis X. Grady ((440) 356-7255) of Grady & Associates, 20950 Center Ridge Road, Suite 100, Rocky River, Ohio 44116-4307, where and when the requested information will be available to the designated agents of the undersigned.

         Please sign a copy of this letter to indicate your receipt hereof and return it in the prepaid, self-addressed return envelope.

                                             Sincerely yours,
                                             SPENCE LIMITED, L.P.



                                             By:
                                                --------------------------------
                                                John Wilson Spence III
                                                General Partner

Enclosure


                              Page 11 of 13 Pages

STATE OF TENNESSEE         )
                           ) ss:
COUNTY OF DAVIDSON         )


         On this ____ day of April, 2000, there personally appeared before me, a notary public for the state and county aforesaid, John Wilson Spence III, general partner of Spence Limited, L.P., personally known to me, who does hereby state, after being duly sworn according to law, that he is the general partner of Spence Limited, L.P., a Tennessee limited partnership, that he is authorized to make the foregoing demand and this verification and to execute the foregoing demand, and that the facts and statements in said demand are true and correct.
         SWORN TO AND SUBSCRIBED before me this ____ day of April, 2000.



                                                 -------------------------
                                                 Notary Public


                              Page 12 of 13 Pages

                                POWER OF ATTORNEY


         KNOW ALL PERSONS BY THESE PRESENTS, that I, John Wilson Spence III, as general partner of Spence Limited, L.P. (the "Fund"), do hereby make, constitute and appoint Grady & Associates to act as my true and lawful attorney in fact, in my name, place and stead in all matters regarding the examination of the list of shareholders of Sistersville Bancorp, Inc., giving and granting unto said attorneys full power and authority to do and perform all and every act and thing whatsoever requisite necessary and proper to be done in and without the premises, as fully, to all intents and purposes as the Fund might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that my attorneys or the substitute shall lawfully do or cause to be done.
         IN WITNESS WHEREOF, I have hereunto set my hand this day of April, 2000.

WITNESSED BY:                            SPENCE LIMITED, L.P.

-------------------                      --------------------------
                                         By: John Wilson Spence III
                                         General Partner

STATE OF TENNESSEE         )
                           ) ss:
COUNTY OF DAVIDSON         )


         Subscribed and sworn to before me this ______ day of April, 2000.



                                         -------------------------
                                         Notary Public


                              Page 13 of 13 Pages